

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2013

<u>Via E-mail</u>
Hollis M. Greenlaw
Chief Executive Officer
United Development Funding IV
1301 Municipal Way, Suite 100
Grapevine, TX 76051

> **Re: United Development Funding IV**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-54383**

Dear Mr. Greenlaw:

We have read your supplemental response letter dated April 9, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011 filed March 30, 2012</u>

<u>Note B. Summary of Significant Accounting Policies</u>

<u>Acquisition and Origination Fees, F-10</u>

1. We note your response to comment three in our letter dated March 27, 2013 relating to your amortization method for placement fees. Your response does not appear to address clearly and completely our request for additional information. As previously requested, please tell us how you determined that the entire placement fee is a direct loan origination cost as defined in ASC 310-20-20 rather than all or a portion being other lending-related costs under ASC 310-20-25. Explain in sufficient detail the nature of all of the services you received from the

advisor in exchange for the placement fees and how those services relate to your lending activities.

2.   Notwithstanding the above, please tell us the authoritative literature upon which you relied for not applying ASC 310-20-25-25 and how it supports your accounting treatment.

Note P. Concentration of Credit Risk, page F-33

3.   We note your response to comment four in our letter dated March 27, 2013. We note that the properties securing loans would be considered related properties under SAB 1I where those loans are guaranteed by a single person or group of affiliated persons. Please quantify for us the significance of the aggregate amount of loans guaranteed by the SPE borrower's affiliated parent entities in relation to your total assets, and to the extent that such loans exceed 20% of total assets, please revise to provide audited financial statements of the guarantor.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Attorney-Advisor, at (202) 551-3386 or Thomas Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant